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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

             ANGLO COAL AND MITSUI EXPAND AUSTRALIAN COAL OPERATION

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 15, 2004


Commission File Number 09929

                               MITSUI & CO., LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 15, 2004

                                           MITSUI & CO., LTD.


                                           By: /s/ Tasuku Kondo
                                               ---------------------------------
                                               Name:  Tasuku Kondo
                                               Title: Executive Director
                                                      Executive Vice President
                                                      Chief Financial Officer






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                                                                15 December 2004
                                                              Mitsui & Co., Ltd.

FOR IMMEDIATE RELEASE



To whom it may concern


             ANGLO COAL AND MITSUI EXPAND AUSTRALIAN COAL OPERATION


Anglo American plc ("Anglo American") and Mitsui & Co., Ltd. (Mitsui) today announced that Anglo Coal Australia and Mitsui Coal Holdings intend to recapitalise their existing operations at the Moura open cut coal mine in Central Queensland, Australia and to establish two additional operations on adjacent tenures. The new and expanded operations will be known as the Dawson Complex. The Dawson Complex is held through a joint venture, comprising Anglo Coal Australia (51%) and Mitsui Coal Holdings (49%). Production will increase from 7.0 Mtpa to 12.7 Mtpa of saleable coal for the export market to meet the strong global demand for high quality metallurgical and thermal coals.

The existing rail infrastructure and the Gladstone Port facilities, which are currently being upgraded, will be capable of handling the increased coal production from the Dawson Complex. A key requirement of the expansion is achieving competitive freight and handling rates through the existing port and rail network and discussions are well advanced.

Capital expenditure is estimated in excess of US$ 600 million and will include a new coal preparation plant, additional mining equipment, a coal conveying system for transporting coal, rail load out facilities and administration buildings. The additional coal will be made available for the market in 2007.



                                         FOR FURTHER INFORMATION, PLEASE CONTACT
                                         MITSUI & CO., LTD.
                                            Corporate Communications Division
                                              Tel: +81-3-3285-7564
                                            Investor Relations Division
                                              Tel: +81-3-3285-7910


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BACKGROUND NOTE FOR EDITORS

Anglo Coal Australia acquired its interest in May 2002 as part of an alliance between Anglo Coal and Mitsui to build its export metallurgical and thermal coal businesses in Queensland. Anglo Coal is the manager and operator of the Complex. Mitsui have a long association with the existing Moura Mine and represent founding investors in the Queensland Coal Industry.

The original mine commenced operations in 1961 and is one of the oldest coal mining operations in Central Queensland.

The existing Moura operation currently produces 4.5 Mtpa of high quality metallurgical and 2.5 Mtpa of thermal coal.

The Dawson Complex will produce 7.1 Mtpa of high quality metallurgical and 5.6 Mtpa of high-energy thermal coal.

The expansion will create three separate mining areas utilising large scale mining equipment to create a long-life modern mining operation with capacity to further increase production. It will deliver infrastructure and operational synergies and allow for the full development of the adjacent Theodore prospect, a large surface mineable reserve of high-energy thermal coal.

The Dawson Complex will maintain sales to existing customers while developing new markets and taking advantage of the increased demand for high quality metallurgical coal products.